FILED PURSUANT TO RULE 424(B)(3)
                                                       REGISTRATION NO. 33-26185

[Union Carbide Logo]


  Supplement, dated June 9, 2000, to the Prospectus, dated May 2, 1994, for the
     Union Carbide Corporation Dividend Reinvestment and Stock Purchase Plan
                              (Union Carbide DRISP)

Dear Union Carbide DRISP Participant:

         Union Carbide Corporation is looking forward to its planned merger with The Dow Chemical Company. At this time the merger remains subject to certain conditions, including review by antitrust regulatory authorities.

         At the effective time of the merger, the Union Carbide DRISP will terminate and each share of Union Carbide common stock held in the Union Carbide DRISP will be converted into 1.611 shares of Dow common stock (the same conversion ratio used for all Union Carbide stock in the merger, adjusted to reflect a three-for-one split in Dow's common stock declared on May 11, 2000) and transferred into the Dow Dividend Reinvestment Program ("Dow DRP"). Some of the provisions of the Union Carbide DRISP and Dow DRP differ. A booklet describing the terms and conditions of the Dow DRP is enclosed. The Prospectus for the Union Carbide DRISP has been provided to you previously. You can request another copy by contacting the Shareholder Services Department at the address, telephone number or fax number set forth below.

         NO ACTION IS NECESSARY ON YOUR PART IF YOU WISH TO REINVEST YOUR DOW DIVIDENDS FOLLOWING THE MERGER. AT THE TIME OF THE MERGER YOUR UNION CARBIDE DRISP ACCOUNT WILL BE CONVERTED AUTOMATICALLY INTO A DOW DRP ACCOUNT.

         If you do not wish to participate in the Dow DRP, you may terminate your Dow DRP account after the merger in accordance with the terms of the Dow DRP or you may terminate your Union Carbide DRISP account prior to the merger. To terminate your Union Carbide DRISP account, you must send Union Carbide a termination request specifying your election to receive either (a) a stock certificate for full Union Carbide shares held in your account, plus a check for the proceeds from the sale of any fractional share, or (b) a check for the proceeds of the


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sale by Union Carbide of all the shares in your account, net of any brokerage fees or commissions and any applicable transfer tax.

         If you elect to receive a stock certificate as set forth in (a) above or you are now holding a Union Carbide stock certificate, after the merger takes place, you will be sent a letter of transmittal to use in surrendering your Union Carbide stock certificates in exchange for Dow stock certificates. You should not send in your Union Carbide common stock certificates until you receive the letter of transmittal.

         If you elect to have Union Carbide sell your shares in accordance with
(b) above, the sale will be made at market, generally within ten (10) business days after receipt of your request.

         Since the precise date of the merger is not known, if you wish to terminate your Union Carbide DRISP account you should mail or fax your termination request promptly to the address or facsimile number set forth below. If your request is not processed before the merger, your account will be converted to the Dow DRP. You can then terminate your Dow DRP account as provided in the enclosed booklet on page 7 under the heading "How do I terminate my participation in the Dividend Reinvestment Program?".

         UNION CARBIDE IS NO LONGER ACCEPTING OPTIONAL CASH PURCHASES IN THE UNION CARBIDE DRISP.

         Please address any questions or requests to Union Carbide at:

                                   Union Carbide Corporation
                                   Dividend Reinvestment
                                   Shareholder Services Department, G1
                                   39 Old Ridgebury Road
                                   Danbury, CT 06817-0001

                                   Facsimile No.: 203-794-3357
                                   Telephone No.: 203-794-2212



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